UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

ALTRUST FINANCIAL SERVICES, INC.

(Name of the Issuer)

Altrust Financial Services, Inc. J. Robin Cummings G. Whit Drake N. Jasper Estes Cecil Alan Walker Terry Neal Walker Timothy Dudley Walker Brian C. Witcher	Holly Pond Corp. Candice Nail Hooten Raymond O’Neal Lindsey Lionel James Powell Morris Steven Stanford Kenneth Howard Weldon John Edwin Whitley Debra Brown Goble
Altrust Financial Services, Inc. Savings & ESOP Trust

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

02209W104

(CUSIP Number of Class of Securities)

J. Robin Cummings

President and Chief Executive Officer

Altrust Financial Services, Inc.

811 2nd Avenue S.W.

Cullman, Alabama 35055-4222

(256) 737-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Person(s) Filing Statement)

Copies to:

Ralph F. MacDonald, III, Esq.

Jones Day

1420 Peachtree Street, N.E.

Suite 1400

Atlanta, Georgia 30309

(404) 521-3939

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑

Calculation of Filing Fee

Transaction Valuation* $11,361,144	Amount of Filing Fee** $348

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon the sum of (a) the product of the per share merger consideration of $17.25 and 658,617 (which represents the total number of shares of the registrant’s common stock expected to be exchanged for the per share merger consideration at the effective time).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by 0.0003070.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $348

Form or registration statement no.: Schedule 14A

Filing Party: Altrust Financial Services, Inc.

Date Filed: November 13, 2007

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) first filed on November 14, 2007, and as amended by Amendment No. 1 filed on December 11, 2007, Amendment No. 2 filed on January 10, 2008, and Amendment No. 3 filed on January 16, 2008, is being filed by (1) Altrust Financial Services, Inc., an Alabama corporation (“Altrust”), the issuer of the common stock that is subject to the Rule 13e-3 transaction described herein, (2) Holly Pond Corp., an Alabama corporation and wholly owned subsidiary of Altrust that was formed solely to facilitate the reorganization (“Merger Sub”), (3) Altrust Financial Services, Inc. Savings & ESOP Trust, (4) J. Robin Cummings, (5) G. Whit Drake, (6) N. Jasper Estes, (7) Cecil Alan Walker, (8) Terry Neal Walker, (9) Timothy Dudley Walker, (10) Brian C. Witcher, (11) Debra Brown Goble, (12) Candice Nail Hooten, (13) Raymond O’Neal Lindsey, (14) Lionel James Powell, (15) Morris Steven Stanford, (16) Kenneth Howard Weldon, and (17) John Edwin Whitley (collectively, the “Filing Persons”), although each Filing Person expressly disclaims any obligation to file this Transaction Statement.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information

Regulation M-A Item 1011

Item 1011(b) is hereby amended and supplemented as follows:

On February 12, 2008, at a special meeting of Altrust’s stockholders, Altrust’s stockholders voted to approve the merger of the Merger Sub with and into Altrust (the “Merger”) as contemplated by the Agreement and Plan of Reorganization, dated as of November 13, 2007, by and between Altrust and the Merger Sub, as amended by Amendment No. 1, dated as of January 8, 2008 (collectively, the “Plan of Reorganization”).

On March 7, 2008, Altrust filed Articles of Merger with the Secretary of State of the State of Alabama, pursuant to which the Merger Sub was merged with and into Altrust, with Altrust continuing as the surviving entity. At the effective time of the Merger, (i) each share of Altrust common stock held by persons who were not Eligible Shareholders (as such term is defined in the Plan of Reorganization), was exchanged into the right to receive $17.25 in cash, without interest, (ii) all shares of Altrust common stock held by Altrust or any direct or indirect wholly-owned subsidiary of Altrust (other than shares held in a fiduciary or custodial capacity or as a result of debts previously contracted) were automatically cancelled, (iii) all shares of Altrust common stock held by persons who were Eligible Shareholders remained issued and outstanding, (iv) all shares of Merger Sub common stock were automatically cancelled, and (v) the separate corporate existence of the Merger Sub ceased.

As a result of the Merger, Altrust common stock became eligible for termination of registration pursuant to Rule 12g-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, Altrust will file a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission to deregister its common stock under the Exchange Act.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 12, 2008

ALTRUST FINANCIAL SERVICES, INC.

By:	/s/ J. Robin Cummings
Name:	J. Robin Cummings
Title:	President and Chief Executive Officer

HOLLY POND CORPORATION

By:	/s/ J. Robin Cummings
Name:	J. Robin Cummings
Title:	President and Chief Executive Officer

ALTRUST FINANCIAL SERVICES, INC. SAVINGS & ESOP TRUST

By:	/s/ J. Robin Cummings
Name:	J. Robin Cummings
Title:	Trustee

By:	/s/ Brian C. Witcher
Name:	Brian C. Witcher
Title:	Trustee

By:	/s/ Michael D. Babb
Name:	Michael D. Babb
Title:	Trustee

J. ROBIN CUMMINGS

/s/ J. Robin Cummings
J. Robin Cummings

G. WHIT DRAKE

/s/ G. Whit Drake
G. Whit Drake

N. JASPER ESTES

/s/ N. Jasper Estes
N. Jasper Estes

CECIL ALAN WALKER

/s/ Cecil Alan Walker
Cecil Alan Walker

TERRY NEAL WALKER

/s/ Terry Neal Walker
Terry Neal Walker

TIMOTHY DUDLEY WALKER

/s/ Timothy Dudley Walker
Timothy Dudley Walker

BRIAN C. WITCHER

/s/ Brian C. Witcher
Brian C. Witcher

DEBRA BROWN GOBLE

/s/ Debra Brown Goble
Debra Brown Goble

CANDICE NAIL HOOTEN

/s/ Candice Nail Hooten
Candice Nail Hooten

RAYMOND O’NEAL LINDSEY

/s/ Raymond O’Neal Lindsey
Raymond O’Neal Lindsey

LIONEL JAMES POWELL

/s/ Lionel James Powell
Lionel James Powell

MORRIS STEVEN STANFORD

/s/ Morris Steven Stanford
Morris Steven Stanford

KENNETH HOWARD WELDON

/s/ Kenneth Howard Weldon
Kenneth Howard Weldon

JOHN EDWIN WHITLEY

/s/ John Edwin Whitley
John Edwin Whitley

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of Altrust Financial Services, Inc. (incorporated by reference to the Definitive Proxy Statement Altrust Financial Services, Inc. filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2008).

(c)(1)	Opinion of FTN Midwest Securities Corp. to Altrust’s Board of Directors, dated October 16, 2007 (included as Annex E of the Definitive Proxy Statement filed with the SEC on January 16, 2008).

(c)(2)	Opinion of FIG Partners, LLC to Altrust’s Board of Directors, dated October 17, 2007 (included as Annex F of the Definitive Proxy Statement filed with the SEC on January 16, 2008).

(c)(3)	Opinion of Mercer Capital Management, Inc. to Altrust’s Board of Directors, dated October 22, 2007 (included as Annex G of the Definitive Proxy Statement filed with the SEC on January 16, 2008).

(c)(4)	Materials of FTN Midwest Securities Corp. presented to Altrust’s Board of Directors.*

(c)(5)	Materials of FIG Partners, LLC presented to Altrust’s Board of Directors.*

(c)(6)	Materials of Mercer Capital Management, Inc. presented to Altrust’s Board of Directors.*

(d)(1)	Agreement and Plan of Reorganization, dated as of November 13, 2007, by and between Altrust Financial Services, Inc., and Holly Pond Corporation (included as Annex A of the Definitive Proxy Statement filed with the SEC on January 16, 2008).

(d)(2)	Amendment No. 1 to Agreement and Plan of Reorganization, dated as of January 8, 2008, by and between Altrust Financial Services, Inc. and Holly Pond Corp. (included as Annex A of the Definitive Proxy Statement filed with the SEC on January 16, 2008).

(f)	Article 13 of the Alabama Business Corporation Act (included as Annex D of the Definitive Proxy Statement filed with the SEC on January 16, 2008).

* Previously filed on November 13, 2007.